INVESTMENT MANAGERS SERIES TRUST

235 W. Galena Street

Milwaukee, Wisconsin 53212

VIA EDGAR

December 12, 2017

Securities and Exchange Commission

100 F Street, NE
Washington, DC 20549

Attention: Division of Investment Management

Re:	Investment Managers Series Trust – File Nos. 333-122901 and 811-21719 (the “Registrant”) on behalf of the AAM/HIMCO Global Enhanced Dividend Fund

Ladies and Gentlemen:

This letter is in response to the comments provided by Ms. Anu Dubey of the staff of the Securities and Exchange Commission (the “Commission”) by telephone on November 9, 2017, regarding Post-Effective Amendment No. 889 to the Registrant’s registration statement filed on Form N-1A with respect to the AAM/HIMCO Global Enhanced Dividend Fund (the “Fund”), a series of the Registrant. Responses to all of the comments are included below and, as appropriate, will be reflected in a Post-Effective Amendment to the Fund’s Form N-1A registration statement (the “Amendment”) that will be filed separately.

PROSPECTUS

SUMMARY SECTION

Investment Objectives

1.	The first sentence states “[t]he investment objective of the AAM/HIMCO Global Enhanced Dividend Fund (the “Fund”) is to seek to provide a high level of current income.” Consider revising this sentence to state it is the Fund’s primary objective to distinguish it from the second sentence.

Response: The Registrant has revised the sentence as follows:

The primary investment objective of the AAM/HIMCO Global Enhanced Dividend Fund (the “Fund”) is to seek to provide a high level of current income.

Fees and Expenses of the Fund

2.	Footnote 1 to the Fees and Expenses table states, “[f]or Class A shares, no sales charge applies on investments of $1 million or more, but a contingent deferred sales charge (“CDSC”) of 1% will be imposed to the extent a finder’s fee was paid on certain redemptions of such shares within 18 months of the date of purchase.” Please identify the class of people eligible for this waiver and consider moving this disclosure to the Item 12(a)(2) disclosure in the back portion of the prospectus.

Response: The Registrant has received confirmation from the Fund’s advisor that it will not pay any finder’s fees to authorized dealers for purchases of Class A shares of $1 million or more. Therefore, the Registrant has revised the sentence as follows:

For Class A shares, no sales charge applies on investments of $1 million or more.~~, but a contingent deferred sales charge (“CDSC”) of 1% will be imposed to the extent a finder’s fee was paid on certain redemptions of such shares within 18 months of the date of purchase.~~

Additionally, the Registrant has revised the following paragraph under the heading “Large Order Net Asset Value Purchase Privilege” as follows:

There is no initial sales charge on purchases of Class A shares in an account or accounts with an accumulated value of $1 million or more~~, but a CDSC of 1.00% will be imposed to the extent a finder’s fee was paid to an authorized dealer in the event of certain redemptions within 18 months of the date of purchase~~.

3.	In order to show the fee waiver in the Fees and Expenses table, the date of the waiver must be no less than one year from the effective date of the Fund’s registration statement. Please confirm the date of the contractual fee waiver will be for a period of at least one year from the date of the prospectus.

Response: The Registrant confirms the date of the fee waiver will be no less than one year from the effective date of the Fund’s registration statement. The second sentence in Footnote #3 has been revised as follows:

This agreement is effective until December 31, 2018, and it may be terminated before that date only by the Trust’s Board of Trustees.

4.	Footnote 3 to the Fees and Expenses table provides that the Fund’s advisor “is permitted to seek reimbursement from the Fund, subject to certain limitations, of fees waived or payments made to the Fund for a period ending three full fiscal years after the date of the waiver or payment.” The recapture of fees should be made within three years of the date of the waiver or payment. If the recoupment period is in excess of three years, consider whether the Fund should record a liability for the repayment of waived fees or expense payments to the advisor. Please revise the sentence to indicate such recapture will be made within three years of such waiver or payment, or provide an analysis as to why three full fiscal years is appropriate.

Response: The Registrant has considered various factors in its assessment of criteria in FASB ASC 450-20-25-2. A fund is obligated to repay the advisor for expenses incurred previously only if, during a defined period, the fund can reduce its expense ratio to a low enough level to permit repayment, and the fund maintains that ratio at a sufficiently low level thereafter. While the Fund’s expense recoupment period is based on three full fiscal years after the date of the waiver or payment of expense reimbursements, the Registrant believes that the slightly longer period that could potentially occur (than three years after the date of the waiver or payment) has little bearing on the Fund’s ability to attract assets at a sufficient size to operate at a reduced expense ratio low enough to permit repayment. Even if the Fund were to achieve such an asset level, there is no certainty that an open-end fund will be able to maintain those assets for the duration of the recoupment period due to factors outside of the control of the Fund, such as significant redemption of shares by investors at any time and/or market depreciation. Therefore, the Registrant does not believe it meets the “probable” criteria for the accrual of a liability pursuant to FASB ASC 450-20-25-2. The Registrant will present its assessment of FASB 450-20-25-2 to its independent registered public accountant.

The Registrant appreciates the SEC staff’s reasons for the three-year preference because of the normal changes in shareholders over time and the desire to have a higher likelihood that shareholders who benefitted from the waiver would also be the ones who incur the recoupment if it occurs. However, the Registrant believes that the slightly longer period that potentially could occur should not materially affect that principle because a full fiscal year is a better way to track expenses for recoupment purposes, as an interim date is somewhat arbitrary because expense accruals embody estimates throughout the year.

Principal Investment Strategies

5.	Please add disclosure on how the word “enhanced” contained in the Fund’s name is reflected in the Fund’s strategy.

Response: The “enhanced” nature and corresponding inclusion of the term in the Fund’s name is driven by its use of a long/short framework to seek to produce an increased (i.e., enhanced) dividend yield/income relative to traditional long-only equity income funds. The strategy intends to do this by shorting non-dividend paying equities totaling approximately 40% of the value of the Fund and then using the proceeds from the short sales to purchase an additional 40% of dividend paying equities, resulting in a 140% long/40% short framework. This long/short framework allows the Fund to own a higher amount of dividend paying stocks than traditional long-only dividend funds, but also allows the Fund to keep its exposure to the equity markets equivalent to that of a traditional long-only fund by offsetting the additional long positions with short positions. The Registrant has modified the second paragraph under “Principal Investment Strategies” as follows:

Dividend yield is a primary consideration in selecting equity securities for the Fund. The Fund will take long positions in equity securities that its sub-advisor, Hartford Investment Management Company (“HIMCO” or the “Sub-Advisor”), believes offer the potential for above average dividend yields and attractive returns. The Fund will sell short equity securities that HIMCO believes offer a below average dividend yield and less attractive returns. The Fund uses ~~seeks to enhance yield by using~~ the proceeds from the short sales to purchase additional equity securities, thereby enhancing the Fund’s potential for increased dividend yield relative to traditional long only equity strategies. ~~that provide an above average dividend yield.~~ The Fund will generally hold long positions equal to approximately 140% of the Fund’s net assets and short positions equal to approximately 40% of the Fund’s net assets. As market conditions change, however, the Fund’s long positions may range from 100% to 150% of the Fund’s net assets, and its short positions may range from 0% to 50% of the Fund’s net assets. The Fund may engage in frequent and active trading of equity securities to achieve its investment objectives.

6.	The third paragraph states the Fund may invest in domestic master limited partnerships (“MLPs”) and real estate investment trusts (“REITs”). Please add risk disclosure regarding MLPs and REITs.

Response: The Registrant has added the following to the “Principal Risks of Investing”:

Master Limited Partnership Units Risk. An investment in MLP units involves risks in addition to the risks associated with a similar investment in equity securities, such as common stock, of a corporation. As compared to common shareholders of a corporation, holders of MLP units have more limited control and limited rights to vote on matters affecting the partnership. Additional risks inherent to investments in MLP units include cash flow risk, tax risk, risk associated with a potential conflict of interest between unit holders and the MLP’s general partner, and capital markets risk. Moreover, the value of the Fund’s investment in MLPs depends largely on the MLPs being treated as partnerships for U.S. federal income tax purposes. If an MLP does not meet current legal requirements to maintain partnership status, or if it is unable to do so because of tax law changes, it would be taxed as a corporation and there could be a material decrease in the value of its securities.

A majority of MLPs are in the energy sector. These investments involve the risk that energy prices and supplies of energy may fluctuate significantly over any time period due to many factors, including international political developments; production and distribution policies of the Organization of Petroleum Exporting Countries (OPEC) and other oil-producing countries; relationships among OPEC members and other oil-producing countries and between these countries and oil-importing nations; energy conservation; foreign, federal and state regulatory environments; tax policies; and the economic growth and political stability of the key energy-consuming and energy-producing countries.

MLP Tax Risk. A change in current tax law, or a change in the business of an MLP, could result in an MLP being treated as a corporation or other form of taxable entity for U.S. federal income tax purposes, which would result in the MLP being required to pay U.S. federal income tax, excise tax or another form of tax on its taxable income. The classification of an MLP as a corporation or other form of taxable entity for U.S. federal income tax purposes could reduce the amount of cash available for distribution by the MLP and could cause any such distributions received by the Fund to be taxed as dividend income, return of capital, or capital gain. Therefore, if any MLPs owned by the Fund were treated as corporations or other forms of taxable entities for U.S. federal income tax purposes, the after-tax return to the Fund with respect to its investment in such MLPs could be materially reduced, which could cause a material decrease in the net asset value per share (“NAV”) of the Fund’s shares.

Real Estate Investment Trust Risk. The Fund’s investments in REITs will subject the Fund to risks similar to those associated with direct ownership of real estate, including losses from casualty or condemnation, and changes in local and general economic conditions, supply and demand, interest rates, zoning laws, regulatory limitations on rents, property taxes and operating expenses.

7.	The first sentence of the fourth paragraph states “[t]he Fund may also transact in futures and forward contracts.” Please disclose the purpose of the futures and forwards contracts (for example, currency hedging).

Response: The Registrant has modified the first sentence of the fourth paragraph as follows:

The Fund may also transact in futures and forward contracts in order to gain exposure to the equity markets and manage currency risk through hedging.

8.	The second sentence of the fourth paragraph states “[t]he Fund may also invest in the securities of other investment companies, including exchange-traded funds (“ETFs”) and investment companies which may not be registered under the Investment Company Act of 1940, as amended (the “1940 Act”).” Please consider whether an acquired fund fees and expenses line item needs to be added to the Fund’s Fees and Expenses table.

Response: After further review, upon commencement of operations the Fund expects to invest in other registered investment companies; therefore, such fees and expenses have been added under the subcaption “Acquired Fund Fees and Expenses” in the Fees and Expenses table. The Fund’s investment in other registered investment companies is expected to be less than 5%.

9.	The second sentence of the fourth paragraph states “[t]he Fund may also invest in the securities of other investment companies, including exchange-traded funds (“ETFs”) and investment companies which may not be registered under the Investment Company Act of 1940, as amended (the “1940 Act”).” Please indicate in your response letter: (i) how much does the Fund expect to invest in unregistered investment companies; (ii) what types of unregistered investment companies; and (iii) would the investments in unregistered investment companies be considered part of the Fund’s 15% limit in illiquid investments.

Response: After additional discussion the Registrant has elected to remove investments in unregistered investment companies from the principal investment strategy. The sub-advisor does not intend to invest in investment companies that are not registered under the Investment Company Act of 1940, as amended (the “1940 Act”). The Registrant has revised the second sentence of the fourth paragraph as follows:

The Fund may also invest in the securities of other registered investment companies, including exchange-traded funds (“ETFs”) ~~and investment companies which may not be registered under the Investment Company Act of 1940, as amended (the “1940 Act”)~~.

Principal Risks of Investing

10.	Please add “frequent” to the Active Trading Risk factor.

Response: The Registrant has revised the risk factor as follows:

Frequent and Active Trading Risk. Frequent and active trading could increase the Fund’s transaction costs (thus affecting performance) and may increase investor taxable distributions. These effects may also adversely affect Fund performance.

11.	As indicated in Comment #9 above, the Fund’s principal investment strategies indicate that the Fund may invest in unregistered investment companies, however, the disclosure under “ETF and Mutual Fund Risk” does not mention this. Please reconcile the disclosure in the risk factor with the Fund’s principal investment strategies.

Response: As noted in the response to Comment #9, the Registrant has elected to remove investments in unregistered investment companies from the principal investment strategy. The sub-advisor does not intend to invest in investment companies that are not registered under the Investment Company Act of 1940.

12.	Please set forth a separate small-cap risk factor from the “Market Capitalization Risk” factor.

Response: The Registrant has deleted the “Market Capitalization Risk” factor and replaced it with two separate risk factors: “Small-Cap and Mid-Cap Company Risk” and “Large-Cap Company Risk.”

13.	The principal risks contain a “Sector Focus Risk” factor. Please add disclosure to the Fund’s principal investment strategies section that the Fund may invest a larger portion of its assets in one or more sectors. Additionally, if the Fund intends to invest a large amount of its assets in a particular sector, please add that to the principal investment strategies section and to the risk factor.

Response: The Registrant revised the first paragraph under “Principal Investment Strategies” disclosure as follows:

The Fund seeks to achieve its investment objectives by taking long and short positions in domestic and foreign equity securities, which can include depository receipts. Depository receipts are negotiable financial instruments issued by a bank or trust company that evidence ownership of securities in a foreign company which have been deposited with such bank or trust company’s office or agent in a foreign country. Under normal circumstances, the Fund invests at least 80% of its net assets (plus borrowings for investment purposes) in dividend paying equity securities. The Fund will focus its investments on equity securities of companies with market capitalizations similar to those of companies in the Russell 3000 Index and the MSCI World Value Index. As of November 30, 2017, the market capitalization of companies within the Russell 3000 Index ranged from approximately $21.6 million to $880.9 billion. As of November 30, 2017 the market capitalization of companies within the MSCI World Value Index ranged from approximately $2.0 billion to $649.8 billion. The Fund may make significant investments in certain sectors or groups of sectors. The amount the Fund has invested in any given sector is guided by the sector allocation of the MSCI World Value Index, but the Fund is permitted to be underweight or overweight relative to the individual sector allocations of the Index. Under normal market conditions, the Fund’s investments in foreign securities, including depository receipts, will range from 40% to 70% of the Fund’s net assets, and up to 25% of the Fund’s net assets may be invested in emerging market securities.

In addition, the Registrant has revised the Sector Focus Risk disclosure as follows:

Sector Focus Risk. The Fund may invest a larger portion of its assets in one or more sectors than many other mutual funds, and thus will be more susceptible to negative events affecting those sectors. The Fund’s investment in a given sector is generally guided by the sector allocation of the MSCI World Value Index. For example, as of November 30, 2017, financial sector securities made up approximately 30% of the MSCI World Value Index. Performance of companies in the financial sector may be adversely impacted by many factors, including, among others: government regulations of, or related to, the sector; governmental monetary and fiscal policies; economic, business or political conditions; credit rating downgrades; changes in interest rates; price competition; and decreased liquidity in credit markets. This sector has experienced significant losses and a high degree of volatility in the recent past, and the impact of more stringent capital requirements and of recent or future regulation on any individual financial company or on the sector as a whole cannot be predicted.

MORE ABOUT THE FUND’S INVESTMENT OBJECTIVES, PRINCIPAL INVESTMENT STRATEGIES AND RISKS

Principal Investment Strategies

14.	Please apply all applicable comments from the Summary Section to the Fund’s Principal Investment Strategies section under Item 9 of Form N-1A.

Response: The Registrant confirms that all applicable comments have been incorporated.

Related Composite Performance

15.	Please change the name of the heading “Related Composite Performance” to something more specific as it could be confused with the Fund’s performance.

Response: The Registrant has changed the heading from “Related Composite Performance” to “Prior Performance for Similar Accounts Managed by the Sub-Advisor.”

16.	Please confirm that the advisor has the records to support the prior performance calculations, as required by Rule 204-2(a)(16) of the Investment Advisers Act of 1940 and that the Fund has access to these records.

Response: The Registrant has received confirmation from the Fund’s advisor that the advisor has maintained the records necessary to support the prior performance calculations. The Registrant confirms the Fund has access to these records.

17.	The third sentence of the second paragraph states “[t]he Composite has been managed by the Sub-Advisor since October 2007 and consists of three accounts, none of which had performance throughout the entire history of the Composite.” Please explain why the three accounts were not operating during the entire performance period.

Response: Hartford Investment Management Company’s (“HIMCO”) Global Enhanced Dividend Composite (the “Composite”) started in October 2007 when HIMCO began managing a separately managed account with the global enhanced dividend strategy for one of its affiliated companies (“Composite Private Account 1”). Composite Private Account 1 was opened in order to establish a new global enhanced dividend strategy. Composite Private Account 1 exited the Composite in June 2008 after a mutual fund with the same strategy was launched by The Hartford’s mutual fund complex and entered the Composite in December 2007 (“Composite Fund Account”). Composite Private Account 1 was closed because it was no longer needed to maintain the track record. HIMCO served as the sub-adviser for the Composite Fund Account, which remained in the Composite through April 2012. At that time The Hartford’s mutual fund complex decided to transition management of the majority of its funds to a new sub-adviser and HIMCO ceased managing the Composite Fund Account. Prior to the closing of the Composite Fund Account, the same HIMCO affiliate that opened Composite Private Account 1 (described above) reopened an account with the global enhanced dividend strategy (“Composite Private Account 2”) such that HIMCO would retain its track record for the strategy. Composite Private Account 2 remains open today.

The Registrant has revised the language as follows:

The Composite has been managed by the Sub-Advisor since October 2007 and ~~consists of~~ is made up of the three accounts~~, none of which had performance throughout the~~ that have entered the Composite since that time. None of the accounts were in the Composite for the Composite’s entire history ~~of the Composite~~.

18.	The fourth and fifth sentences of the second paragraph state “[o]ne of the accounts making up the Composite is a registered open-end management investment company (the “Composite Fund Account”). The other two accounts making up the Composite are private accounts (collectively, “Composite Private Accounts”) owned by an affiliate of the Sub-Advisor.” In your written response, please provide additional information about the Composite Private Accounts including asset size, length of operations, whether shares were held by any non-affiliates and why those accounts were created.

Response: Composite Private Accounts 1 and 2 (as defined above in the response to Comment #17) are two separately managed accounts that HIMCO managed for one of its affiliated companies. Composite Private Account 1 averaged approximately $9.5 million in size, was in the Composite from October 2007 to June 2008, and was solely owned by HIMCO’s affiliate. Composite Private Account 1 was opened in order to establish a new global enhanced dividend strategy. Composite Private Account 2 is also solely owned by HIMCO’s affiliate and is currently $8.7 million in size. Composite Private Account 2 entered the Composite in May 2012 and remains open today. Composite Private Account 2 was established to retain HIMCO’s track record in the global enhanced dividend strategy.

19.	The third sentence of the third paragraph states “[t]he net returns of the Composite reflect the deduction of the highest total annual operating expenses (including the management fee) paid by the A, C and I shares (respectively) of the Composite Fund Account while it was in the Composite.” Why are the net returns of the Composite only reflecting the deduction of the operating expenses of the Composite Fund Account and not the Composite Private Accounts?

Response: When calculating the performance of the Composite the Registrant applied the highest fee/expense structure paid by any account in the Composite to all of the accounts in the Composite over the life of the Composite. The Composite Fund Account was the account that had the highest fee/expense structure. The Composite Private Accounts were managed by HIMCO for its affiliate on a cost reimbursement basis and thus were managed for very minimal expense. Please note that the sentence quoted above has been revised in response to Comment #21, below.

20.	Does the performance shown in the Composite Annualized Returns table and the Calendar Year Returns include the Composite Fund Account and the Composite Private Accounts?

Response: The Registrant confirms that both the Annualized Returns table and the Calendar Year Returns table include the performance of the Composite Fund Account and the Composite Private Accounts, which together make up the Composite.

21.	Did the Composite Fund Accounts have any sales loads? If so, those sales loads should be deducted since there is a registered investment company that is included in the composite accounts. In addition, the disclosure should be revised to indicate that the net returns for the composite are shown net of all actual account fees and expenses, including sales loads.

Response: The Composite Fund Account did have a sales load. The Registrant has revised the returns in the Annualized Returns table and the Calendar Year Returns table to reflect the deduction of applicable sales charges. For purposes of the Annualized Returns Table, any applicable sales charges were incorporated into performance calculations based on the assumption that the investor was invested for each full period for which performance was calculated. For purposes of the Calendar Year Returns Table any applicable sales charges were incorporated into performance calculations based on the assumption that the investor was invested for the full time period shown (from 10/1/07 to 9/30/17).

The Registrant has revised the disclosure as follows:

The net returns of the Composite reflect the deduction of the highest total annual operating expenses ~~(including the management fee)~~ and applicable sales charges (if any) paid by the A, C and I share classes (respectively) of the Composite Fund Account while it was in the Composite. Such expenses and applicable sales charges are equal to or ~~are~~ higher than those paid by the two Private Accounts in the Composite and ~~are higher than the total annual operating expenses paid by~~ the comparable share ~~classes~~ class of ~~the~~ this Fund.

22.	Please consider revising the Composite Annualized Returns table to show performance through October 1, 2017 (i.e., Ten Years rather than Since Inception).

Response: The Registrant has revised the Annualized Returns table to show performance through September 30, 2017, which provides the ten-year return.

23.	For clarity, please add the specific class and “Returns” to each line item in the Composite Annualized Returns table and put the current disclosure in parentheticals (e.g., “Composite Fund Account Class A Returns (net of Composite Fund Account Class A total annual operating expenses)”).

Response: The Registrant has revised the table as follows:

Global Enhanced Dividend Composite

Annualized Returns, Expressed in U.S. Dollars

For the Periods Ended September 30, 2017

	One Year	Three Years	Five Years	Ten Years
Composite Returns
Composite Returns (net of Composite Fund Account Class A total annual operating expenses and applicable sales charges (if any))(1)	3.66%	2.32%	5.43%	0.68%
Composite Returns (net of Composite Fund Account Class C total annual operating expenses and applicable sales charges (if any))(2)	8.95%	3.48%	5.84%	0.48%
Composite Returns (net of Composite Fund Account Class I total annual operating expenses)(3)	11.12%	4.86%	7.12%	1.60%
Composite Returns (gross of fees)	13.46%	7.07%	9.37%	3.73%
MSCI World Value Index (reflects no deduction for fees, expenses, or taxes)(4)	18.97%	6.88%	11.03%	3.78%

1.	The Composite returns are net of all actual account fees and expenses, including applicable sales charges (if any) charged to the Class A Shares of the Composite Fund Account. Such expenses and sales charges are equal to or higher than those paid by the two Private Accounts in the Composite and the Class A shares of this Fund.
2.	The Composite returns are net of all actual account fees and expenses, including applicable sales charges (if any) charged to the Class C Shares of the Composite Fund Account. Such expenses and sales charges are equal to or higher than those paid by the two Private Accounts in the Composite and the Class C shares of this Fund.
3.	The Composite returns are net of all actual account fees and expenses charged to the Class I Shares of the Composite Fund Account. Such expenses are higher than those paid by the two Private Accounts in the Composite and the Class I shares of this Fund. The Class I Shares of the Composite Fund Account were not subject to sales charges while in the Composite and thus sales charges were not deducted.

4.	The Composite’s benchmark is the MSCI World Value Index.

Past performance does not guarantee future results. Performance for periods subsequent to those periods reflected herein may be lower.

24.	Please indicate in footnotes #2, #3 and #4 that the returns are the Composite Fund returns.

Response: The Registrant has revised footnotes #2, #3 and #4 to the Annualized Returns table to reflect that the returns are of the Composite Fund Account. Please see the footnotes included in the response to Comment #23 above. Also, please see the Registrant’s response to Comment #17 above.

25.	As indicated in Comment #20 above, please indicate whether there were any sales loads and if so they should be deducted and the disclosure in footnote #2 should be revised to indicate that the net returns for the composite are shown net of all actual account fees and expenses, including sales loads.

Response: The Registrant has revised the relevant footnotes to reflect the deduction of the sales charges as requested. Please see the footnotes included in the response to Comment #23 above.

26.	The second sentence in footnotes #3 and #4 to the Composite Annualized Returns table state that such expenses are higher than the total annual operating expenses paid by the Class A shares of the Fund. Should this be Class C shares for Footnote #3 and Class I shares for Footnote #4?

Response: The Registrant has corrected the footnotes as indicated in the response to Comment #23 above.

27.	Please revise footnote #5 to the Annualized Returns table in accordance with Item 4 of Form N-1A.

Response: The Registrant has revised the footnote, which is now footnote #4, as reflected in the response to Comment #23 above.

28.	The Calendar Year Returns table includes a column showing the number of accounts in the composite for each calendar year. Why are there only one or two accounts reflected in the table when the introductory paragraph to the composite performance indicates there were three accounts?

Response: Three accounts have been in the Composite since the Composite began in October 2007: (i) Composite Private Account 1 was in the Composite from 10/1/07 to 6/30/08; (ii) Composite Fund Account was in the Composite from 12/1/07 to 4/30/12; and (iii) Composite Private Account 2 was in the Composite from 5/1/12 to the present. The Calendar Year Returns table shows the number of accounts in the Composite at the end of each year. At each year end, except for 2007, there was only one open account in the Composite. However, there were three accounts in the Composite over its lifetime. The Registrant has revised the introductory paragraph as indicated in the response to Comment #17 above.

29.	Please apply the comments above regarding footnotes to the Annualized Returns table to the footnotes to the Calendar Year Returns table.

Response: The Registrant has revised the footnotes to the Calendar Year Returns table as follows:

Global Enhanced Dividend Composite

Calendar Year Returns, Expressed in U.S. Dollars

	Composite Returns				MSCI World Value Index (reflects no deduction for fees, expenses or taxes) (4)	Period Ending Number of Accounts in Composite
	Composite Returns (net of Composite Fund Account Class A total annual operating expenses and applicable sales charges (if any) (1)	Composite Returns (net of Composite Fund Account Class C total annual operating expenses and applicable sales charges (2)	Composite Returns (net of Composite Fund Account Class I total annual operating expenses (3)	Composite Returns (gross of fees)
10/1/07 – 12/31/07	-14.02%	-9.27%	-9.04%	-8.57%	-4.64%	2
2008	-33.51%	-34.00%	-33.34%	-31.94%	-39.85%	1
2009	15.33%	14.47%	15.62%	18.05%	27.70%	1
2010	8.08%	7.27%	8.35%	10.63%	9.77%	1
2011	1.78%	1.01%	2.03%	4.18%	-4.92%	1
2012	6.66%	5.86%	6.93%	9.18%	16.42%	1
2013	17.12%	16.24%	17.41%	19.88%	27.52%	1
2014	2.32%	1.55%	2.58%	4.74%	4.42%	1
2015	-3.32%	-4.05%	-3.08%	-1.04%	-4.11%	1
2016	12.74%	11.89%	13.02%	15.40%	13.23%	1
1/1/17-9/30/17	5.91%	5.31%	7.15%	8.83%	12.63%	1

(1)	The Composite returns are net of all actual account fees and expenses, including applicable sales charges (if any) charged to the Class A Shares of the Composite Fund Account. Such expenses and sales charges are equal to or higher than those paid by the two Private Accounts in the Composite and the Class A shares of this Fund.
(2)	The Composite returns are net of all actual account fees and expenses, including applicable sales charges (if any) charged to the Class C Shares of the Composite Fund Account. Such expenses and sales charges are equal to or higher than those paid by the two Private Accounts in the Composite and the Class C shares of this Fund.
(3)	The Composite returns are net of all actual account fees and expenses charged to the Class I Shares of the Composite Fund Account. Such expenses are higher than those paid by the two Private Accounts in the Composite and the Class I shares of this Fund. The Class I Shares of the Composite Fund Account were not subject to sales charges while in the Composite and thus sales charges were not deducted.
(4)	The Composite’s benchmark is the MSCI World Value Index.

Past performance does not guarantee future results. Performance for periods subsequent to those periods reflected herein may be lower.

YOUR ACCOUNT WITH THE FUND

Class A Shares

30.	The second footnote to the “Class A Shares – Sales Charge Schedule” states “[t]here is no initial sales charge on purchases of Class A shares in an account or accounts with an accumulated value of $1 million or more, but a CDSC of 1.00% will be imposed to the extent a finder’s fee was paid in the event of certain redemptions within 18 months of the date of purchase. See the “Large Order Net Asset Value Purchase Privilege” section on page [20].” Please explain who is a finder and clarify that the finder’s fee is paid at the time an investor purchases shares. In addition, please identify the finder so that an investor will know who this applies to.

Response: The Registrant has revised the disclosure in the footnote to direct shareholders to read the information contained under “Large Order Net Asset Value Purchase Privilege”:

There is no initial sales charge on purchases of Class A shares in an account or accounts with an accumulated value of $1 million or more.

The disclosure under “Large Order Net Asset Value Purchase Privilege” has been revised as follows:

There is no initial sales charge on purchases of Class A shares in an account or accounts with an accumulated value of $1 million or more.

* * * * *

Please contact the undersigned at 626-385-5777 should you have any questions or comments regarding the Amendment.

Sincerely,

/s/ Diane J. Drake

Diane J. Drake